

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2012

Via E-mail
Scott D. Wollney
President and Chief Executive Officer
Atlas Financial Holdings, Inc.
150 Northwest Point Boulevard
Elk Grove Village, IL 60007

> **Re:** **Atlas Financial Holdings, Inc.**
> **Form 10-12g**
> **Filed March 26, 2012**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 000-54627**

Dear Mr. Wollney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

2. Each of our comments in this letter, with the exception of comments one, four, and five, also apply to the disclosure included in your Form 10-K. Accordingly, you should amend Form 10-K to address these comments and provide the requested information.

3. We have not yet reviewed the information included in your definitive proxy that is incorporated by reference into the registration statement and your Form 10-K. We may have further comments after reviewing that information and advise you that we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

4. Please amend your filing to include signatures of the authorized officer on behalf of the company. See General Instruction D to Form 10.

5. Please revise your filing to include page numbers.

Item 1. Business

6. We note your disclosure in your risk factor titled "If the Company is not able to attract and retain independent agents…" that "[t]he Company's top ten independent agents accounted for an aggregate of 64% of its commercial auto gross premium written during the year ended December 31, 2011." In light of your reliance on independent agents, please expand your disclosure in the Business section to describe your process for recruiting, compensating and retaining independent retail agents. In addition, please describe your standards for independent agents and how you ensure that independent agents adhere to your underwriting requirements.

Item 2. Financial Information

7. Please indicate that the disclosed financial information presented is presented in thousands of dollars.

8. We note your statement that your reduction in cash and invested assets in 2011 is "in line with expectations as Atlas rebuilds its book of business." In addition, we note your disclosure that declining financial results could be attributed to a "written premium decline experienced by the Company's insurance subsidiaries prior to Atlas' formation…" Please provide additional disclosure explaining how and why you need to rebuild your book of business. In this regard, please also describe the condition of the insurance subsidiaries' business at the time of consummation of the reverse merger transaction and how such conditions resulted in the disclosed decline in written premiums.

Item 3. Properties

9. Please update your disclosure in light of your entry into an agreement to sell the Elk Grove Village property, as announced on April 7, 2012.

Item 5. Directors, Executive Officers and Corporate Governance

10. Please revise your disclosure to specifically indicate when each officer assumed his or her current position at the company.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

2011 Highlights

11. You disclose "Atlas carries a valuation allowance, in the amount of $0.67 per common share diluted at December 31, 2011, against its deferred tax asset." This per share amount should be deleted in all places in the document in which it appears. Refer to Financial Reporting Codification Section 202.04.

Liquidity and Cash Flow Risk

12. Please explain in expanded disclosure why fixed income securities with maturity dates over ten years increased by $16.7 million, or an increase of 84% over the 2010 amount.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

13. Please file a revised report from KPMG, LLP that includes the city and state of the office that performed the audit.

Notes To Consolidated Financial Statements

1. Nature of Operations And Summary of Significant Accounting Policies
Summary of Significant Accounting Policies

Accounts Receivable and Other Assets

14. You state that your entire $4.2 million bad debt allowance is primarily attributable to a single agent. Disclose the amount of bad debt expense recognized in each year presented. Tell us why you have not written the receivable off against the allowance.

Fair Values of Financial Instruments

15. For all of your investments that are rated by third party credit rating agencies, please tell us whether you perform independent due diligence procedures, including considering current market credit spreads for your investments, to determine whether the ratings assigned by the third party credit rating agencies are reasonable. Also, tell us the

investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2011 was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed if so.

16. Quantify the amount of Level 1 and Level 2 assets as required by ASC 820-10-50-2b.

5. Income Taxes

17. More fully describe the line item "Tax implications of qualifying transaction" to explain why it appears as a reconciling item from the statutory income tax rate to the effective income tax rate.

18. You have recorded an income tax benefit in 2011.Your disclosures regarding the realization of the net deferred tax asset seem to focus on your ability to carry the losses forward to future profitable years and the trend and anticipated strength of earnings. Given the losses recognized in the last two fiscal years, please provide us with a detailed analysis to support your conclusion to recognize a tax benefit in 2011. Your response should address both the positive and negative evidence you considered in making this determination in accordance with ASC 740. Expand the disclosure to detail the trend and anticipated strength of earnings as well as the other relevant factors considered that you believe overcame the significant negative evidence of cumulative losses in recent years.

11. Commitments And Contingencies

Collateral pledged

19. You state that Atlas has, at December 31, 2011, pledged bonds and term deposits valued at $11.8 million to various state and provincial regulatory authorities and further that you have pledged $10.4 million in securities with various third parties to collateralize liabilities. Please explain why these "restricted" assets are not separately classified on the Consolidated Statements of Financial Position.

Item 14. Changes in and Disagreements with Accountants

20. Provide all the information required by Item 304 of Regulation S-K. That information should include:
   a. Whether the accountant resigned, declined to stand for reelection or was discharged (one of these must be specifically stated in the filing);
   b. The date of resignation or discharge;
   c. Whether the accountant had issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified. A modified opinion includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern.

Item 15. Financial Statements and Exhibits

21. Please file copies of any underlying agreements relating to the transactions or amounts payable to or receivable from your affiliates as disclosed in Note 14 to your financial statements, as required by Item 601(b)(10)(ii)(A) of Regulation S-K. In the alternative, please provide an analysis as to why these agreements are not required to be filed as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jim Peklenk at (202) 551-3661 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, or, if she is unavailable, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director